

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2025

Michael Seifert
Chief Executive Officer
PSQ Holdings, Inc.
313 Datura Street, Suite 200
West Palm Beach, FL 33401

       Re: PSQ Holdings, Inc.
           Registration Statement on Form S-3
           Filed May 9, 2025
           File No. 333-287151

Dear Michael Seifert:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at 202-551-7127 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Jonathan H. Talcott